UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 25, 2013

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item

1. AVG Technologies N.V. Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2013	F-1

Item 1

AVG TECHNOLOGIES N.V.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2013

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS	F-2

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME	F-3

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)	F-4

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars – except for share data)

	December 31, 2012	March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$51,890	$60,785
Restricted cash	514	1,326
Trade accounts receivable, net	32,664	30,992
Inventories	702	619
Deferred income taxes	24,361	25,646
Prepaid expenses	5,080	6,740
Other current assets	6,684	5,548

Total current assets	121,895	131,656

Property and equipment, net	14,594	12,970
Deferred income taxes	53,805	51,626
Intangible assets, net	41,207	43,028
Goodwill	81,276	80,540
Investment in equity affiliate	—	—
Investments	9,750	9,750
Other assets	939	936

Total assets	$323,466	$330,506

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$8,757	$5,279
Accrued compensation and benefits	21,575	19,314
Accrued expenses and other current liabilities	28,787	28,533
Current portion of long-term debt	12,226	9,726
Income taxes payable	3,343	5,172
Deferred tax liabilities	1,091	2,077
Deferred revenue	148,308	153,967

Total current liabilities	224,087	224,068

Long-term debt, less current portion	85,005	65,438
Deferred revenue, less current portion	32,848	33,447
Other non-current liabilities	4,096	4,673

Total liabilities	346,036	327,626

Commitments and contingencies (Note 14)
Shareholders’ (deficit) equity:
Ordinary shares	722	722
Additional paid-in capital (Distributions in excess of capital)	(130,432)	(128,327)
Treasury shares	(3,826)	(3,542)
Accumulated other comprehensive loss	(4,090)	(5,471)
Retained earnings	115,056	139,498

Total shareholders’ (deficit) equity	(22,570)	2,880

Total liabilities and shareholders’ (deficit) equity	$323,466	$330,506

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars – except for share data and per share data)

	Three Months Ended March 31,
	2012	2013
Revenue:
Subscription	$46,630	$56,579
Platform-derived	36,355	48,147

Total revenue	82,985	104,726

Cost of revenue:
Subscription	7,191	7,429
Platform-derived	3,374	6,677

Total cost of revenue	10,565	14,106

Gross profit	72,420	90,620
Operating expenses:
Research and development	14,019	14,646
Sales and marketing	21,016	23,419
General and administrative	16,339	20,257

Total operating expenses	51,374	58,322

Operating income	21,046	32,298
Other income (expense):
Interest income	38	24
Interest and finance costs	(5,305)	(2,936)
Other, net	(914)	826

Other income (expense), net	(6,181)	(2,086)

Income before income taxes and loss from investment in equity affiliate	14,865	30,212
Income tax (provision) benefit	(3,918)	(5,770)
Loss from investment in equity affiliate	(40)	—

Net income	$10,907	$24,442

Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss), net of tax	$1,074	$(1,381)

Other comprehensive income (loss)	1,074	(1,381)

Comprehensive income	$11,981	$23,061

Earnings per share:
Net income	$10,907	$24,442
Preferred share dividends	(753)	—

Net income available to ordinary shareholders – basic	$10,154	$24,442

Net income available to ordinary shareholders – diluted	$10,907	$24,442
Earnings per ordinary share – basic	$0.22	$0.45
Earnings per ordinary share – diluted	$0.21	$0.45
Weighted-average shares outstanding – basic	46,706,344	54,025,571
Weighted-average shares outstanding – diluted	52,964,620	54,625,745
Cash dividends declared per ordinary share	$—	$—
Cash dividends declared per preferred share	$0.21	$—

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ (DEFICIT) EQUITY

(In thousands of U.S. dollars – except for share data)

	Ordinary Shares		Additional Paid-in Capital (Distributions in Excess of Capital)	Treasury Shares		Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Shareholders’ Equity (Deficit)
	Shares	Amount		Shares	Amount
Balances, January 1, 2013	54,385,951	$722	$(130,432)	(366,797)	$(3,826)	$(4,090)	$115,056	$(22,570)
Net income	—	—	—	—	—	—	24,442	24,442
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss) (net of tax benefit of $180)	—	—	—	—	—	(1,381)	—	(1,381)

Other comprehensive income (loss)	—	—	—	—	—	(1,381)	—	(1,381)
Exercise of share options	—	—	(85)	27,156	284	—	—	199
Share-based compensation, net of repurchases and liability awards	—	—	2,190	—	—	—	—	2,190

Balances, March 31, 2013	54,385,951	$722	$(128,327)	(339,641)	$(3,542)	$(5,471)	$139,498	$2,880

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2013
OPERATING ACTIVITIES:
Net income	$10,907	$24,442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,117	5,099
Share-based compensation	4,331	3,633
Deferred income taxes	847	1,800
Change in the fair value of contingent consideration liabilities	152	815
Amortization of financing costs and loan discount	704	989
Loss from investment in equity affiliate	40	—
Loss (gain) on sale of property and equipment	(14)	(35)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(2,015)	1,400
Inventories	65	80
Accounts payable and accrued liabilities	651	(2,654)
Accrued compensation and benefits	149	(1,859)
Deferred revenue	4,050	9,170
Income taxes payable	(1,625)	2,884
Other assets	(875)	(2,535)
Other liabilities	(884)	38

Net cash provided by operating activities	20,600	43,267
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(1,872)	(3,738)
Proceeds from sale of property and equipment	33	53
Cash payments for acquisitions, net of cash acquired	(3,947)	(2,865)
Decrease (increase) in restricted cash	—	(812)

Net cash used in investing activities	(5,786)	(7,362)
FINANCING ACTIVITIES:
Payment of contingent consideration	—	(175)
Proceeds from issuance of ordinary shares	64,000	—
Share issuance costs	(6,970)	—
Proceeds from exercise of share options	318	199
Repayment of principal on long-term borrowings	(23,500)	(23,056)
Dividends paid	(2,555)	—
Repurchases of share rights and options from employees	(845)	(2,900)

Net cash provided (absorbed) by financing activities	30,448	(25,932)
Effect of exchange rate fluctuations on cash and cash equivalents	1,527	(1,078)

Change in cash and cash equivalents	46,789	8,895
Beginning cash and cash equivalents	60,740	51,890

Ending cash and cash equivalents	$107,529	$60,785

Supplemental cash flow disclosures:
Income taxes paid	$2,400	$1,770
Interest paid	$4,539	$2,035
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$191,954	$—

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1.	Organization and Basis of Presentation and Business

Organization and basis of presentation

AVG Technologies N.V. is a limited liability company (Naamloze Vennootschap) incorporated under Dutch law by deed of incorporation dated March 3, 2011, under the name AVG Holding Coöperatief U.A. AVG Technologies N.V. began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol “AVG”.

The accompanying condensed consolidated interim financial statements include the financial statements of AVG Technologies N.V. and its wholly owned subsidiaries (collectively, the “Company,” or “AVG”).

These condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The accompanying condensed consolidated interim balance sheet as of March 31, 2013, the condensed consolidated interim statements of comprehensive income for the three months ended March 31, 2012 and 2013, the condensed consolidated interim statements of cash flows for the three months ended March 31, 2012 and 2013 and the condensed consolidated interim statement of shareholders’ (deficit) equity for the three months ended March 31, 2013 are unaudited.

The December 31, 2012 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2012.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of March 31, 2013 and results of its operations for the three months ended March 31, 2012 and 2013, and cash flows for the three months ended March 31, 2012 and 2013. The interim results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

AVG TECHNOLOGIES N.V.

Business

The Company is primarily engaged in the development and sale of online service solutions and internet security software branded under the “AVG” name.

As of March 31, 2013, AVG Technologies N.V. had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2012.

Note 2.	Summary of Significant Accounting Policies

There have been no changes in the Company’s significant accounting policies for the three months ended March 31, 2013 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2012.

Recent accounting pronouncements adopted as of March 31, 2013

Disclosures about offsetting assets and liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance related to Accounting Standards Codification (“ASC”) Topic 210, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. This Accounting Standards Update (“ASU”) 2011-11 requires new disclosures that enable users of financial statements to understand significant quantitative differences in balance sheets prepared under U.S. GAAP and IFRS related to the offsetting of financial instruments. In January 2013, the FASB issued ASU 2013-01 related to ASC Topic 210, Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments limit the scope of ASU 2011-11 to certain derivative instruments, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting agreement or similar agreement. Both ASU 2011-11 and ASU 2013-01 are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The adoption of these amendments does not have a material impact on the presentation of the Company’s consolidated financial statements and as such no disclosures are required.

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the FASB issued ASU 2013-02 related to ASC Topic 220, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance sets the presentation requirements related to the reclassifications out of accumulated other comprehensive income. The ASU is effective in fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this amendment does not have a material impact on the presentation of the Company’s consolidated financial statements.

Technical corrections and improvements

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. This ASU makes certain technical corrections (i.e., relatively minor corrections and clarifications) and conforming fair value amendments to the FASB Accounting Standards Codification. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

AVG TECHNOLOGIES N.V.

Note 3.	Acquisitions

Purchase of Angle Labs

On January 28, 2013, AVG Netherlands B.V. and OpenInstall, Inc. entered into an asset purchase agreement to acquire certain assets and liabilities from Angle Labs, a mobile application developer based in the United States. The results of operations from the acquired Angle Labs business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Angle Labs was not material to the Company’s financial results and was therefore not included. The Company incurred acquisition-related transaction costs of $61 which were recorded in General and administrative expenses.

The net assets acquired in the transaction were provisionally determined as follows:

Net assets	$50
Intangible assets(1)	3,170
Goodwill	—

Total purchase consideration	$3,220

(1)	Intangible assets included developed technology of $3,170, which is amortized over its estimated useful life of 3 years.

Components of consideration:
Cash consideration paid	$2,865
Cash consideration expected to be paid in earn-out payment (2)	355

$3,220

(2)	The earn-out payment is contingent upon achievement of certain contractual conditions.

Note 4.	Intangible Assets

	December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$15,600	$(6,304)	$9,296	4.0 years
Developed technology	25,821	(12,133)	13,688	4.0 years
Software	18,208	(7,737)	10,471	5.0 years
Brand and domain names and other intangibles	9,867	(2,418)	7,449	6.5 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$69,799	$(28,592)	$41,207

AVG TECHNOLOGIES N.V.

	March 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$15,450	$(6,869)	$8,581	4.0 years
Developed technology	30,244	(13,269)	16,975	4.0 years
Software	18,590	(8,383)	10,207	4.5 years
Brand and domain names and other intangibles	8,946	(1,984)	6,962	6.5 years
Indefinite-lived trade names and other intangibles	303	—	303	Indefinite

Total	$75,533	$(30,505)	$43,028

The major additions relate to acquired developed technologies through business acquisition (Note 3) and asset purchase (Note 6).

Amortization expense was $2,644 and $3,215 in the three month period ended March 31, 2012 and 2013, respectively.

As of March 31, 2013, intangible assets with a carrying value of $27,865 have been pledged as collateral to secure the long term debt (Note 9).

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as March 31, 2013, is estimated as follows:

Remainder of financial year 2013	$9,944
2014	12,162
2015	9,628
2016	6,108
2017	2,882
Thereafter	2,002

Total	$42,725

Note 5.	Goodwill

The changes in the carrying amount of goodwill are as follows:

Net balance as of January 1, 2013	$81,276
Effects of foreign currency exchange	(736)

Net balance as of March 31, 2013(1)	$80,540

(1)	There were no accumulated goodwill impairment losses as of March 31, 2013.

As of March 31, 2013, goodwill totalling $37,357 has been pledged as collateral to secure the long term debt (Note 9).

AVG TECHNOLOGIES N.V.

Note 6.	Investment in Equity Affiliate

On October 26, 2010, the Company acquired a 34.35% interest in Zbang It Ltd. (“Zbang”), an Israeli-based private company, for $800 in cash. Zbang was a developer of an integrated online communication application.

The Company accounted for its investment in Zbang under the equity method of accounting. At December 31, 2012, Zbang owed the Company $1,177, including accrued interest of $52, under an unsecured loan agreement. In December 2012, the Company started to negotiate to purchase Zbang’s technology and hire its developers and sell its minority share in Zbang. On March 28, 2013, the Company purchased the technology for $1,420 and sold its minority share in Zbang for one U.S. dollar. The purchase consideration payable was off-set with the outstanding loan.

Note 7.	Investments

On November 25, 2011, the Company consummated a unit purchase agreement with Scene, LLC (“Scene”), a U.S.-based provider of broadband speed testing and web-based network diagnostic applications, pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9,750 paid at closing. In addition, on November 25, 2011, the Company entered into a right of first refusal and put and call agreement with Scene, pursuant to which Scene shall not enter into a change in control transaction (as defined in the agreement) without first offering the Company the right to enter into a change in control transaction with substantially the same terms and conditions as offered to a third party. The term of the right of first refusal terminated on September 30, 2012. Further, during the two month period beginning on January 1, 2013 and ending on February 28, 2013, the Company had the option to put all of its interest to Scene (put option) at a fixed price of $9,750 plus the amount of tax distributions owed to the Company. Management of the Company decided not to exercise the put option. During a three month period following the expiration of the put exercise period, Scene has the option to purchase the Company’s interest (call option) at a fixed price of $9,750 plus the amount of tax distributions owed to the Company. Additional amounts may be owed to the Company if Scene undertakes a change in control transaction during the one year period following the delivery of the call notice. On April 4, 2013, Scene gave its notice that will exercise its call option and proposed the call closing date to be May 31, 2013, but reserves the right to extend the call closing date up to ninety calendar days.

The Company received distributions of nil and $225 in the three month period ended March 31, 2012 and 2013, respectively, which were recorded as dividend income in Other income (expense).

Note 8.	Related Party Transactions

Zbang It Ltd.

The Company had related party transactions with Zbang, which constitute purchase of Zbang’s technology and termination of the financing arrangement described in Note 6.

AVG TECHNOLOGIES N.V.

Note 9.	Debt

On March 15, 2011, the Company entered into a credit agreement with a group of financial institutions (the “Credit Facility”). The Credit Facility provides a $235 million loan that is unconditionally and irrevocably guaranteed, jointly and severally, by certain AVG Technologies N.V. subsidiaries and is further secured by certain tangible and intangible assets of the Company and its subsidiaries with covenants obliging the Company to pledge new assets over a certain threshold. The Credit Facility bears interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%. Interest on the loan is payable in arrears. The Credit Facility contains financial covenants, measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio (as defined in the Credit Facility). Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility contains negative covenants, among other things, limiting the Company’s ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). In addition, the Credit Facility contains requirements of additional mandatory repayments if company has excess cash levels at December 31 of each year. As of March 31, 2013, the Company was in compliance with all required covenants.

The Credit Facility was fully drawn down with net cash proceeds of $223,754 received after deducting the issuance costs of $11,246, which included an original issue discount, financing arrangement fees and legal fees, and making payments for other direct and incremental costs related to the Credit Facility. The proceeds AVG Technologies N.V. received were used to pay dividends to the Company’s shareholders.

In connection with certain amendments made to the Credit Facility, the Company paid fees to the lenders of $423 in 2011. These fees are being amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

The amount of long-term debt under the Credit Facility shown in the accompanying condensed consolidated interim balance sheet is analyzed as follows:

	December 31, 2012	March 31, 2013
Principal	$235,000	$235,000
Principal repaid	(134,137)	(157,193)

Outstanding amount	100,863	77,807
Unamortized deferred financing costs	(3,632)	(2,643)

Total debt	97,231	75,164
Less current portion	(12,226)	(9,726)

Non-current portion	$85,005	$65,438

The Credit Facility terminates on March 15, 2016, on which date the outstanding principal, together with accrued interest, will be due and payable. The Company may prepay any amounts outstanding under the Credit Facility and terminate the Credit Facility at any time, without premium or penalty, subject to reimbursement of certain costs.

AVG TECHNOLOGIES N.V.

Besides the mandatory principal payment of $3,056, the Company made a voluntary prepayment of the principal in the amount of $20,000 during the three months ended March 31, 2013. Pursuant to the terms of the Credit Facility the prepayments were applied proportionally to decrease future scheduled principal payments. As a result of the early settlement, the Company accelerated recognition of deferred financing costs of $679, which was recognized in Interest and finance costs.

Under the Credit Facility, the Company may also elect to request the establishment of one or more new term loan commitments in an aggregate principal amount not in excess of $100,000 (incremental term loan) provided certain conditions and financial covenants are met. Such new commitments are available at the discretion of the lenders. With the exception of the weighted-average life to maturity, maturity date and the yield thereof (each of which as defined in the Credit Facility), the terms and the provisions of the incremental loan, if the incremental loan is established in the future, shall be substantially identical to those described above related to the $235,000 loan.

The Credit Facility is secured by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, domains and patents), intercompany and trade receivables, goodwill, bank accounts, insurance claims and commercial claims. In addition to the pledging of intangible assets (Note 4) and goodwill (Note 5), as of March 31, 2013, property and equipment of $3,520, cash amounting to $50,526 and accounts receivable amounting to $15,612 have been pledged as collateral to secure the Company’s long term debt.

As of March 31, 2013, the mandatory principal payments under the credit facility are as follows:

Remainder of financial year 2013	$7,294
2014	9,726
2015	9,726
2016	51,061

Total	$77,807

Note 10.	Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

AVG TECHNOLOGIES N.V.

•

Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts (1)	$—	$40	$—	$40

Total assets measured at fair value	$—	$40	$—	$40

Liabilities:
Contingent purchase consideration liabilities (2)	$—	$—	$3,395	$3,395

Total liabilities measured at fair value	$—	$—	$3,395	$3,395

	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts (1)	$—	$34	$—	$34

Total assets measured at fair value	$—	$34	$—	$34

Liabilities:
Contingent purchase consideration liabilities (2)	$—	$—	$4,390	$4,390

Total liabilities measured at fair value	$—	$—	$4,390	$4,390

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)

The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

AVG TECHNOLOGIES N.V.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Three Months Ended March 31,
	2012	2013
Fair value—beginning of period	$12,835	$3,395
Additions due to acquisitions	—	355
Change in fair value of Level 3 liabilities(3)	152	815
Effects of foreign currency exchange	332	—
Payments of contingent consideration	—	(175)

Fair value—end of period	$13,319	$4,390

(3)

The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

As a result of a restructuring (Note 12), the Company concluded that the fair value of the software and property and equipment held by the subsidiaries located in Germany, Hong Kong and China was nil and recorded an assets impairment of $1,286 in the financial year 2012, since the estimated cash flow on assets is nil. The fair value amounts were derived using the income approach, which required Level 3 inputs such as estimated future cash flows.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The fair value of the Company’s investment in Scene as of March 31, 2013 was estimated at $9,750. The Company classified its investment in Scene as Level 3, as unobservable inputs that were significant to the fair value measurement were used in the valuation of the investment. The valuation takes into account variables such as Scene’s capital structure and the terms of the investment including the call option.

The fair value of long-term debt as of March 31, 2013 was $77,807 as compared to its carrying amount of $75,164 (Note 9). The fair value of long-term debt was estimated through Level 2 of the fair value hierarchy (average quoted price in the over-the counter-market).

AVG TECHNOLOGIES N.V.

Note 11.	Other Income (Expense), Net

	Three Months Ended March 31,
	2012	2013
Interest income	$38	$24
Interest on long-term debt	$(4,539)	$(1,893)
Amortization of financing costs and loan discount	(704)	(989)
Bank charges and other finance costs	(62)	(54)

Interest and finance costs	$(5,305)	$(2,936)
Foreign currency exchange transaction gains (losses), net	$(1,132)	$605
Foreign currency contract gains (losses), net	218	(5)
Dividend income	—	225
Other	—	1

Other, net	$(914)	$826

Total other income (expense), net	$(6,181)	$(2,086)

Note 12.	Restructuring

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities will be absorbed by other AVG entities. The Company plans to complete the rationalization of operations during the second quarter of financial year 2013.

Restructuring related costs in the three months ended March 31, 2013 totaled $863, including $779 related to severance and other benefits and $84 related primarily to closure and other contractual liabilities. From these restructuring costs, $592 was included in sales and marketing, $139 in research and development and $132 in general and administrative.

The following table summarizes the changes in the rationalization of operations related liabilities:

	Severance and other benefits	Closure and other contractual liabilities	Total
Balance at January 1, 2013	$2,523	$993	$3,516
Costs incurred and charged to expense	779	84	863
Costs paid or otherwise settled	(2,859)	(10)	(2,869)
Effects of foreign currency exchange	(7)	(16)	(23)

Balance at March 31, 2013	$436	$1,051	$1,487

Cumulative costs incurred to date	$3,664	$1,059	$4,723

AVG TECHNOLOGIES N.V.

Note 13.	Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $1,380 and $1,679 in three months ended March 31, 2012 and 2013, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of March 31, 2013:

Remainder of financial year 2013	$5,160
2014	4,975
2015	3,617
2016	2,121
2017	1,310
Thereafter	3,180

Total minimum future lease payments	$20,363

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of March 31, 2013:

Remainder of financial year 2013	$2,882
2014	36
2015	3
2016	—
2017	—

Total minimum future purchase obligations	$2,921

Other commitments

In connection with the Company’s business combinations, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $1,098 and $2,097 during three months ended March 31, 2012 and 2013, respectively. As of March 31, 2013, the Company estimated that future compensation expense and contingent consideration of up to $7,812 may be recognized as expense pursuant to these business combination agreements.

AVG TECHNOLOGIES N.V.

Litigation contingencies

The Company is involved in legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 14.	Geographic and Major Customer Information

The Company operates in one reportable segment. Revenues are attributed to countries based on the location of the Company’s channel partners as well as direct customers of the Company.

The following table represents revenue attributed to countries based on the location of the customer:

	Three Months Ended March 31,
	2012	2013
Revenue:
United States	$43,171	$49,365
United Kingdom	13,781	16,048
Other foreign countries(1)	26,033	39,313

	$82,985	$104,726

(1)	No individual country represented more than 10% of the respective totals.

The following table represents revenue attributed to regions based on the location of the customer:

	Three Months Ended March 31,
	2012	2013
Revenue:
Americas	$48,389	$56,041
EMEA	30,028	41,853
Asia Pacific	4,568	6,832

	$82,985	$104,726

The table below lists the Company’s property and equipment, net, by country.

	December 31, 2012	March 31, 2013
Long-lived assets:
Czech Republic	$10,980	$9,338
United States	2,344	2,479
Other foreign countries(1)	1,270	1,153

	$14,594	$12,970

(1)	No individual country represented more than 10% of the respective totals.

AVG TECHNOLOGIES N.V.

The table below lists the Company’s property and equipment, net of accumulated depreciation, by region.

	December 31, 2012	March 31, 2013
Long-lived assets:
Americas	$2,344	$2,479
EMEA	12,087	10,344
Asia Pacific	163	147

	$14,594	$12,970

Significant customers

Revenues in the three months ended March 31, 2012 and 2013 included revenues derived from significant business partners as follows (in percentages of total revenue):

	Three Months Ended March 31,
	2012	2013
Business partner:
Yahoo!	—	4%
Google	41%	42%

Note 15.	Ordinary Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2012
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,385,951	54,019,154	$722

Total	120,000,000	54,385,951	54,019,154	$722

	March 31, 2013
	Shares Authorized	Shares Issued	Shares Outstanding	Par value
Ordinary shares	120,000,000	54,385,951	54,046,310	$722

Total	120,000,000	54,385,951	54,046,310	$722

Treasury shares

During the three months ended March 31, 2013, the Company re-issued 27,156 treasury shares upon exercise of share options. As at March 31, 2013 there were 339,641 shares held in treasury at a carrying value of $3,542.

AVG TECHNOLOGIES N.V.

Note 16.	Share-Based Compensation

The following table sets forth the total share-based compensation expense under the 2009 Option Plan as amended and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp will receive subject to their non-competition and other vesting conditions recognized in the consolidated statements of comprehensive income.

	Three Months Ended March 31,
	2012	2013
Cost of revenue	$8	$(2)
Sales and marketing	592	(242)
Research and development	688	72
General and administrative	3,043	3,805

Total	$4,331	$3,633

Share options

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. Management estimates the forfeiture rate based on analysis of actual forfeitures and management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to share-based compensation expense in future periods. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

As of March 31, 2013, total compensation cost related to unvested share options granted to employees not yet recognized was $3,575 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.70 years and will be adjusted for subsequent changes in estimated forfeitures.

There were no share options granted in the three months ended March 31, 2013. During the three months ended March 31, 2013, 27,156 share options were exercised, 4,166 share options were repurchased, 25,135 share options expired and 160,948 share options were forfeited.

Shares issuable to TuneUp former owners

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with at acquisition date a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions. Approximately 50% of the share-based compensation was accounted for as equity-settlement and the other 50% was accounted for as cash-settlement. The Company recognized the expense relating to these shares over a four-year vesting period.

On December 20, 2012, the Company entered into a modification to the original agreement with the former owners. As a result of this modification, the remaining share-based compensation accounted for as cash-settlement in the amount of €4.3 million or $5.7 million was to be paid in cash instead of shares. The cash is due to be settled in three installments that are due in January

AVG TECHNOLOGIES N.V.

2013, April 2013 and April 2014, for respectively €2.1 million, €1.1 million and €1.1 million. In the fourth quarter of 2012, one of the former owners resigned and as a consequence, share-based compensation in the amount of €2.2 million or $2.9 million was expensed immediately. In first quarter of 2013, the second former owner resigned as well, hence the remaining share-based compensation in amount of €2.0 million or $2.9 million was expensed immediately. During the three months ended March 31, 2012 and 2013, the Company recognized compensation expense of $1,962 and $3,133 (including an additional expense of $2,946 relating to the modification), respectively, which was included in general and administrative expenses. As of March 31, 2013, the Company recorded $2,764 as a liability in relation to the cash-settlements. In addition, $10,111 was recorded in Additional Paid-in Capital on March 31, 2013.

Note 17.	Income Taxes

Income taxes for the three months ended March 31, 2012 and 2013 have been determined by applying the effective tax rate for the year estimated as of the balance sheet date to the pre-tax result for the period, in accordance with guidance set out in ASC 740-270, “Interim Reporting—Income Taxes”. Based on current tax laws and expected operating results for the full fiscal year, the Company’s forecasted annual effective tax rate for 2013 is 15.9 percent. Unusual and/or infrequent items which may cause significant variations in the customary relationship between income tax expense and income before income taxes are not included in the estimated effective tax rate and are accounted for separately in the period in which they occur.

The Company’s forecasted annual effective tax rate continues to be lower than the statutory tax rate in the Netherlands primarily as a result of favorable tax rates in foreign jurisdictions as well as favorable tax rates agreed with the Dutch tax authorities for the Company’s operations in the Netherlands.

The Company recorded income tax expense of $3,918 (26.4 percent effective tax rate) and $5,770 (19.1 percent effective tax rate) during the three months ended March 31, 2012 and 2013, respectively.

The primary reason for the difference in the effective tax rates between 2012 and 2013 is due to the higher tax benefits from the innovation box regime in The Netherlands and an unfavorable prior period adjustment of $822 recognized during the three months ended March 31, 2012.

Additional differences in the effective tax rates between 2012 and 2013 were due to changes in the mix of jurisdictional earnings, nondeductible stock option expense, and minor discrete items relating to prior period adjustments.

Note 18.	Earnings Per Share

In accordance with ASC 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) and ordinary shares issuable upon the conversion of the Company’s Class D preferred shares to ordinary shares (using the if-converted method).

AVG TECHNOLOGIES N.V.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three Months Ended March 31,
	2012	2013
Numerator:
Net income	$10,907	$24,442
Preferred share dividends	(753)	—

Net income available to ordinary shareholders – basic	$10,154	$24,442
Preferred share dividends	753	—

Net income available to ordinary shareholders – diluted	$10,907	$24,442

Denominator:
Weighted-average ordinary shares outstanding – basic	46,706,344	54,025,571
Potential ordinary shares	6,258,276	600,174

Weighted-average ordinary shares outstanding – diluted	52,964,620	54,625,745

Earnings per ordinary share – basic	$0.22	$0.45
Earnings per ordinary share – diluted	$0.21	$0.45

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three Months Ended March 31,
	2012	2013
Options to purchase ordinary shares	1,001,768	1,939,760

Anti-dilutive shares	1,001,768	1,939,760

Note 19.	Subsequent Events

The Company has evaluated subsequent events through the date the interim financial statements were issued.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date:	April 25, 2013	By:	/s/ John Little
			Name:	John Little
			Title:	Chief Financial Officer and Managing Director